Exhibit 1a.2a

State of Delaware Secretary of State Division of Corporations Delivered 02:26 PM 04/15/2021 FILED 02:26 PM 04/15/2021 SR 20211315027 - File Number 5841977	STATE of DELAWARE LIMITED LIABILITY COMPANY CERTIFICATE of FORMATION

FIRST

Name

The name of the limited liability company is:
iCross Premier LLC

SECOND

Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite A in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
A Registered Agent, Inc.

THIRD

Duration

The duration of the limited liability company shall be perpetual.

FOURTH

Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 15th day of Apir1, 2021.

By:	/s/ Patrick Brickhouse
Authorized Person
Name:	Patrick Brickhouse